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                          August 8, 2022

       Domenic Colvin
       President, Chief Executive Officer, and Director
       CANNAPHARMARX, INC.
       Suite 3600, 888     3rd Street SW
       Calgary, Alberta, Canada T2P 5C5

                                                        Re: CANNAPHARMARX, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed August 1,
2022
                                                            File No. 333-266457

       Dear Mr. Colvin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joshua D. Brinen, Esq.